This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated November 4, 2016,	Filed Pursuant to Rule 424(b)(2)
Series A Prospectus Supplement dated November 4, 2016 and	Registration Statement No. 333-213265
Product Supplement COMM-1 dated April 3, 2017)

Dated April 27, 2017

BofA Finance LLC

Notes Linked to the S&P GSCI® Gold Index– Excess Return, due May 31, 2024

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payment due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes.
•	The notes will not pay interest.
•	The notes are expected to price on May 25, 2017 (the “pricing date”).
•	The notes are expected to mature on May 31, 2024.
•	The payment at maturity will depend on the performance of the S&P GSCI® Gold Index–Excess Return (Bloomberg ticker: SPGCGCP) (the “Index”).
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the performance of the Index. The Redemption Amount will be determined as follows:
a)	If the Ending Value of the Index is greater than the Starting Value (each as defined below), you will receive a 1-for-1 upside exposure to any increase in the level of the Index from its Starting Value, subject to a Maximum Redemption Amount of $1,550.
b)	If the Ending Value of the Index is equal to or less than the Starting Value, the Redemption Amount per note will be the principal amount.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The CUSIP number of the notes is 09709TAK7.
•	The initial estimated value of the notes will be less than the public offering price. As of the date of this pricing supplement, the initial estimated value of the notes at the time of pricing is expected to be at least $954 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-18 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000	$
Underwriting Discount	$45	$
Proceeds (before expenses) to BofA Finance	$955	$

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about May 31, 2017 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-6
DESCRIPTION OF THE NOTES	pS-11
THE INDEX	pS-12
SUPPLEMENT to the PLAN OF DISTRIBUTION, role of MLPF&S and
CONFLICTS OF INTEREST	pS-17
STRUCTURING THE NOTES	pS-18
U.S. FEDERAL INCOME TAX SUMMARY	pS-19

SUMMARY

The Notes Linked to the S&P GSCI® Gold Index–Excess Return, due May 31, 2024 (the “notes”) are our senior debt securities. Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. Any payment due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will mature on May 31, 2024.

If the Ending Value of the Index is greater than the Starting Value, at maturity you will receive a 1-for-1 upside exposure to any increase in the level of the Index from its Starting Value, subject to a maximum redemption amount of $1,550. This means that, even if the Index Return (as defined below) is greater than 55.00%, the maximum return you will receive at maturity will be capped at 55.00%. If the Ending Value is equal to or less than the Starting Value, you will receive the principal amount. The notes will not pay interest.

Any payment on the notes depends on the credit risk of BofA Finance and BAC and on the performance of the Index. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

The initial estimated value of the notes as of the date of this preliminary pricing supplement is set forth on the cover page. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-18.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately seven years.
Pricing Date:	May 25, 2017
Issue Date:	May 31, 2017
Maturity Date:	May 31, 2024
Calculation Day:	May 28, 2024, subject to postponement as set forth in the section “Description of the Notes—Certain Terms of the Notes—Market Disruption Events” of the accompanying product supplement.
Market Measure:	The S&P GSCI® Gold Index–Excess Return (Bloomberg ticker: “SPGCGCP”)
Redemption Amount:

At maturity, the Redemption Amount per note will be:

a)     If the Ending Value of the Index is greater than the Starting Value:

$1,000 + ($1,000 x Index Return)

subject to a maximum of the Maximum Redemption Amount.

b)     If the Ending Value of the Index is equal to or less than the Starting Value:

$1,000

Maximum Redemption Amount:	$1,550
Starting Value:	The closing level of the Index on the pricing date.
Ending Value:	The closing level of the Index on the calculation day.

Index Return:	(Ending Value – Starting Value) Starting Value
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.
Selling Agent:	MLPF&S

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully this entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement COMM-1 dated April 3, 2017: https://www.sec.gov/Archives/edgar/data/70858/000119312517108683/d354136d424b5.htm
•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016: https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Payments on the Notes

The table below illustrates hypothetical Redemption Amounts on a $1,000 investment in the notes for a range of Ending Values of the Index. It is based on hypothetical values and show hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and total rate of return based on the Maximum Redemption Amount of $1,550, a hypothetical Starting Value of 100 and a range of hypothetical Ending Values of the Index. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Ending Value of the Index, and whether you hold the notes to maturity.

The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Ending Value	Index Return	Redemption Amount per Note	Total Rate of Return on the Notes
0.0000	-100.00%	$1,000.000	0.0000%
20.0000	-80.00%	$1,000.000	0.0000%
40.0000	-60.00%	$1,000.000	0.0000%
60.0000	-40.00%	$1,000.000	0.0000%
75.0000	-25.00%	$1,000.000	0.0000%
85.0000	-15.00%	$1,000.000	0.0000%
95.0000	-5.00%	$1,000.000	0.0000%
100.0000(1)	0.00%	$1,000.000	0.0000%(3)
110.0000	10.00%	$1,100.000	10.0000%
120.0000	20.00%	$1,200.000	20.0000%
140.0000	40.00%	$1,400.000	40.0000%
155.0000	55.00%	$1,550.000(2)	55.0000%
160.0000	60.00%	$1,550.000	55.0000%
180.0000	80.00%	$1,550.000	55.0000%
200.0000	100.00%	$1,550.000	55.0000%

(1)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.
(2)	The Maximum Redemption Amount is $1,550. This means that even if the Index Return is greater than 55.00%, you will not participate in any additional increase in the level of the Index beyond 55.00%.
(3)	Subject to our credit risk, the minimum Redemption Amount for the notes is equal to the principal amount.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

You may not earn a return on your investment. The payment you will receive at maturity will depend on whether the level of the Index increases from the Starting Value to the Ending Value. If the level of the Index decreases from the Starting Value to the Ending Value (or if the level of the Index is unchanged), you will not receive any positive return on the notes and you will only receive the principal amount.

Your return on the notes may be less than the yield on a conventional fixed or floating debt security of comparable maturity. There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any return that you receive on the notes, which could be zero, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your investment return is limited and may be less than a comparable investment directly in the commodities or futures contracts represented by the Index. Your return on the notes is limited to the Maximum Redemption Amount, regardless of the extent to which the Ending Value of the Index exceeds the Starting Value. In contrast, a direct investment in the commodities or futures contracts represented by the Index would allow you to receive the benefit of any appreciation in their value. Thus, any return on the notes will not reflect the return you would realize if you actually owned any commodities or futures contracts represented by the Index.

Any payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of the performance of the Index. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the level of the Index, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by BAC. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from BAC and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by BAC, and that guarantee will rank equally with all other unsecured senior obligations of BAC.

The public offering price you pay for the notes will exceed the initial estimated value. The initial estimated value of the notes that is provided in this preliminary pricing supplement, and that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Index, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Index. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Any payment on the notes will not reflect changes in the level of the Index other than on the calculation day. Changes in the level of the Index during the term of the notes other than on the calculation day will not affect the payment due on the notes. The Calculation Agent will calculate the Redemption Amount, by comparing only the Starting Value to the Ending Value. No other level of the Index will be taken into account. As a result, you will only receive the principal amount at maturity even if the level of the Index has increased at certain times during the term of the notes before the Index decreases to a level that is less than or equal to the Starting Value as of the calculation day.

The notes do not offer direct exposure to the spot price of gold. The notes are linked to the Index, which tracks commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

The notes include the risk of a concentrated position in a single commodity. The notes are linked to the Index, which tracks gold futures contracts. An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity. Accordingly, a decline in the price of gold, including as a result of the factors discussed below, may adversely affect the price of gold futures contracts referenced by the Index, and level of the Index and therefore, the value of the notes.

Gold prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the notes. Gold prices, including the price of the gold futures contracts referenced by the Index, are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Future prices of the commodity included in the Index that are different from its spot prices may have a negative effect on the level of the Index, and therefore the value of the notes. The Index generally reflects movements in commodity prices by measuring the value of futures contracts for gold. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield,” and the change in price that contracts experience while they are components of the Index is sometimes referred to as “spot return.”

If the expiring gold futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is (putting aside other considerations) trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.”

There is no indication that the markets for gold will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. It is possible, when near-term or spot prices of gold are decreasing, for the level of the Index to decrease significantly over time even when gold is experiencing backwardation. If all other factors remain constant, the presence of contango in the market for gold could generally result in negative roll yield, even when the near-term or spot prices of gold are stable or increasing, which could decrease the level of the Index and the market value of the notes.

The policies of COMEX are subject to change, in a manner which may reduce the value of the notes. The policies of the COMEX concerning the manner in which the price of the gold futures contracts referenced by the Index is calculated may change in the future. The COMEX is not our affiliate, and we have no ability to control or predict the actions of the COMEX. The COMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The COMEX may discontinue or suspend calculation or dissemination of information relating to the gold futures contracts referenced by the Index. Any such actions could affect the price of the gold futures contracts referenced by the Index, the level of the Index and therefore, the value of the notes.

Suspension or disruptions of market trading in gold and related futures contracts may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits,” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. Any such distortion, disruption, or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.), may adversely affect the level of the Index, or the manner in which it is calculated, and therefore, the value of the notes.

The Index is an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing that index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including MLPF&S, may buy or sell the commodities or futures contracts represented by or included in the Index, or futures or options contracts on the Index or its components, or other listed or over-the-counter derivative instruments linked to the Index or its components. We, the Guarantor and any of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the level of the Index in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the level of the Index. Consequently, the level of the Index may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also engage in hedging activities that could affect the level of the Index on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the level of the Index, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may engage in trading activities related to the Index and to components included in the Index (and related futures and options contracts on the Index or its components) that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon the Index or its components. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Index. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the product supplement) has occurred, or in connection with judgments that it would be required to make if certain changes are made to the Index. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

You may be required to include income on the notes over their term, even though you will not receive any payments until maturity. The notes are considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

* * *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the product supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series A” issued under the Senior Indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The Senior Indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

The notes will not bear interest. Prior to maturity, the notes are not repayable at our option or at your option. If the scheduled maturity date is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Redemption Amount

At maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be calculated as follows:

•	If the Ending Value of the Index is greater than the Starting Value, at maturity, you will receive an amount calculated as follows:

$1,000 + ($1,000 x the Index Return), subject to a maximum amount equal to the Maximum Redemption Amount of $1,550.

The “Index Return” will equal:

Ending Value – Starting Value

Starting Value

•	If the Ending Value of the Index is equal to or less than the Starting Value, at maturity, you will receive the principal amount.

Determining the Starting Value and the Ending Value of the Index

The “Starting Value” will be the closing level of the Index on the pricing date.

The “Ending Value” will be the closing level of the Index on the calculation day.

The “calculation day” means May 28, 2024, subject to postponement as set forth in the section “Description of the Notes—Certain Terms of the Notes—Market Disruption Events” of the accompanying product supplement.

Events of Default and Acceleration

If an Event of Default, as defined in the Senior Indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day were the fifth trading day prior to the date of acceleration. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

THE INDEX

All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (“SPDJI” or the “Index sponsor”). SPDJI licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in “Discontinuance of a Market Measure” beginning on page PS-22 of product supplement COMM-1. None of us, BAC, the Calculation Agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a sub-index of the S&P GSCI®, a composite index of commodity sector returns. The S&P GSCI® is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI® represents the return of a portfolio of the futures contracts for the underlying commodities. The Index references the front-month gold futures contract (i.e., the gold futures contract generally closest to expiration) traded on the COMEX. The Index provides investors with a publicly available benchmark for tracking the COMEX gold futures contract. The Index is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated gold futures contracts). By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

None of us, the Guarantor, the Calculation Agent, MLPF&S or any of our other affiliates makes any representation to you as to the future performance of the Index.

You should make your own investigation into the Index. Additional information about the Index and its calculation may be found at SPDJI’s website, https://us.spindices.com/indices/commodities/sp-gsci-gold. Please note that information included on that website is not included or incorporated by reference in this pricing supplement.

The S&P GSCI®

The S&P GSCI® is an index on a world production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCI® is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI® are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI® are weighted, on a production basis, to reflect the relative significance (in the view of S&P, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI® are intended generally to correlate with changes in the prices of such physical commodities in global markets.

SPDJI has established an index committee (the “Index Committee”) to oversee the daily management and operations of the S&P GSCI®, and is responsible for all analytical methods and calculation of the S&P GSCI® Indices. In addition, SPDJI has established an index advisory panel (the “Advisory Panel”) to assist it in connection with the operation of the S&P GSCI®. The principal purpose of the Advisory Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI®, the effectiveness of the S&P GSCI® as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the S&P GSCI®. The Advisory Panel acts solely in an advisory and consultative capacity; the Index Committee makes all decisions with respect to the composition, calculation and operation of the S&P GSCI®.

Composition of the S&P GSCI®

In order to be included in the S&P GSCI®, a contract must satisfy the following eligibility criteria:

▪	the contract must be in respect of a physical commodity and not a financial commodity;
▪	the contract must have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;
▪	the contract must, at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;
▪	the contract must be traded on an exchange, facility or other platform (referred to as a “trading facility”) that allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI® that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below);

▪	the contract must be denominated in U.S. dollars; and
▪	the contract must be traded on or through a trading facility that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development and that:
▪	makes price quotations generally available to its members or participants (and to SPDJI) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;
▪	makes reliable trading volume information available to SPDJI with at least the frequency required by SPDJI to make the monthly determinations;
▪	accepts bids and offers from multiple participants or price providers; and
▪	is accessible by a sufficiently broad range of participants.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI®. In appropriate circumstances, SPDJI may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the price (a) used by the relevant trading facility or clearing facility to determine the margin obligations (if any) of its members or participants or margining transactions or for other purposes or (b) referred to generally as the reference, closing or settlement price of the relevant contract.

At and after the time a contract is included in the S&P GSCI®, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City Eastern Time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to SPDJI) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the S&P GSCI®, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

▪	In order to be added to the S&P GSCI®, a contract that is not included in the S&P GSCI® at the time of determination and that is based on a commodity that is not represented in the S&P GSCI® at such time must have an annualized total dollar value traded over the relevant period of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.
▪	In order to continue to be included in the S&P GSCI®, a contract that is already included in the S&P GSCI® at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI® must have an annualized total dollar value traded of at least U.S. $5 billion over the relevant period and of at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.
▪	In order to be added to the S&P GSCI®, a contract that is not included in the S&P GSCI® at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI® at such time must have an annualized total dollar value traded over the relevant period of at least U.S. $30 billion.
▪	In order to continue to be included in the S&P GSCI®, a contract that is already included in the S&P GSCI® at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI® at such time must have an annualized total dollar value traded, over the relevant period of at least U.S. $10 billion over the relevant period and of at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition to the volume requirements described above, a contract must have a minimum reference percentage dollar weight:

▪	In order to continue to be included in the S&P GSCI®, a contract that is already included in the S&P GSCI® at the time of determination must have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW

(defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI® and each contract’s percentage of the total is then determined.

▪	In order to be added to the S&P GSCI®, a contract that is not included in the S&P GSCI® at the time of determination must have a reference percentage dollar weight of at least 1.00% at the time of determination.

Maintenance of the S&P GSCI®

The quantity of each of the contracts included in the S&P GSCI® is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity from sources determined by SPDJI to be reasonably accurate and reliable, such as the United Nations Industrial Commodity Statistics Yearbook. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, SPDJI may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI®, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights (the “CPWs”) used in calculating the S&P GSCI® are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, SPDJI performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI® is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI® to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI® will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, SPDJI reevaluates the composition of the S&P GSCI® at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI®. Commodities included in the S&P GSCI® that no longer satisfy such criteria, if any, will be deleted.

SPDJI also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI® are necessary or appropriate in order to assure that the S&P GSCI® represents a measure of commodity market performance. SPDJI has the discretion to make any such modifications.

The following graph sets forth the daily historical performance of the Index in the period from January 1, 2008 through April 26, 2017. On April 26, 2017, the closing level of the Index was 103.84. This historical data on the Index is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by SPDJI. “Standard & Poor’s,” “S&P” and “S&P GSCI®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, MLPF&S. The Index is a product of SPDJI and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes.  S&P Dow Jones Indices have no obligation to take our needs, BAC’s needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.  There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. SPDJI and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SUPPLEMENT TO THE PLAN OF DISTRIBUTION, ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Index. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-6 above and “Supplemental Use of Proceeds” on page PS-17 of product supplement COMM-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes and as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 2.06% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this term sheet. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on May 31, 2017 and were scheduled to mature on May 31, 2024. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of $1,154.26 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
May 31, 2017 to December 31, 2017	$12.03	$12.03
January 1, 2018 to December 31, 2018	$20.96	$32.99
January 1, 2019 to December 31, 2019	$21.39	$54.38
January 1, 2020 to December 31, 2020	$21.83	$76.21
January 1, 2021 to December 31, 2021	$22.28	$98.50
January 1, 2022 to December 31, 2022	$22.75	$121.24
January 1, 2023 to December 31, 2023	$23.22	$144.46
January 1, 2024 to May 31, 2024	$9.81	$154.26

Hypothetical Projected Redemption Amount = $1,154.26 per unit of the notes.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes and reduced by any projected payments for previous periods on the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.